Confederate Motors, Inc.
2222 5th Avenue South
Birmingham, AL 35233

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Beverly A. Singleton
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Confederate Motors, Inc. Item 4.02 Form 8-K/A Filed May 21, 2010 File No. 0-52500

In response to your letter dated May 24, 2010, management of the Company has addressed the following comments:

1.	The first paragraph has been amended to clarify that the Company concluded non reliance of previously issued financial statements.

2.	Management has elected to reflect the comparative 2009 restated amounts in a restatement footnote within the respective Fiscal 2010 Quarterly Reports on Form 10-Q.

3.	The reasons for non-reliance on the Interim Reports have been expanded accordingly.

4.	The dollar adjustments of the adjustments on total assets, shareholders’ equity, revenue, operating income/(loss) and net income/(loss) have been disclosed.

5.	A copy of the revised 8-K disclosures to the independent accountants have been provided and an updated Exhibit 7 letter indicating their agreement has been included.

Furthermore, the company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federate securities laws of the United States.

Sincerely,

/s/ Joseph Mitchell
Joseph Mitchell